Exhibit (a)(1)(KK)

Echo Pharma Acquisition Ltd

To the Shareholders and ADS Holders of Elan Corporation, plc:

On 2 May 2013, Echo Pharma Acquisition Limited (“we” or “our”) commenced a tender offer to purchase all of the outstanding ordinary shares of Elan Corporation, plc (“Elan”), including those ordinary shares represented by American depositary shares (“ADSs”), for up to US$11.25 in cash per share. On 23 May 2013, we increased our offer price to US$12.50 in cash per share, which represents:

•	US$4.6 billion for the Tysabri Royalty, a 42% premium to the US$3.25 billion price at which Elan sold approximately half of its interest in Tysabri to Biogen;

•	a 45% premium to the Undisturbed Elan Enterprise Value; and

•	an 18% premium to the closing price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, the last trading day prior to commencement of the offer period.

We are sending you the enclosed proxy statement and the accompanying GREEN proxy card because we are soliciting proxies from the shareholders of Elan to be used at the extraordinary general meeting of Elan to be held on Monday, 17 June 2013 at 10:00 a.m. Irish time (including any adjournment or postponement thereof).

We are seeking your support in opposing each of (i) the Theravance Resolution, (ii) the AOP Resolution, (iii) the ELND005 Resolution and (iv) the Share Repurchase Resolution because we believe these transactions are value destructive and not in the best interests of Elan or its shareholders. We will lapse (withdraw) our Increased Offer if the Theravance Resolution or any of the other Resolutions are approved by Elan shareholders at the EGM (other than, subject to the approval of the Irish Takeover Panel, the ELND005 Resolution and the Share Repurchase Resolution).

Whether or not you plan to attend the extraordinary general meeting, we urge you to vote “AGAINST” each of the ordinary resolutions proposed by Elan by signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope today. We urge you NOT to sign or return any proxy card sent to you by the board of directors of Elan. If you have previously signed a proxy card sent to you by the board of directors of Elan, you can revoke that proxy and vote “AGAINST” each of the resolutions proposed by Elan by signing, dating and returning the enclosed GREEN proxy card in the enclosed postage-paid envelope.

Remember, if your Elan ordinary shares (including ordinary shares represented by ADSs) are held through a broker, dealer, commercial bank, trust company or other nominee only it can exercise voting rights with respect to your shares (or ADSs) and only upon receipt of instructions from you. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote your shares “AGAINST” each of the resolutions proposed by Elan.

Further information relating to the increased offer is available at www.royaltypharma.com.

If you have questions concerning this proxy statement, the increased offer or the acceptance process, please contact:

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

Echo Pharma Acquisition Ltd

(If you hold Elan Shares either in certificated form or in CREST)	(If you hold Elan ADSs)

Capita Registrars (Ireland) Limited	MacKenzie Partners, Inc.

Call on: +353 1 553 0090 (operates 9:00 a.m. to 5:00 p.m. (Irish time) Mon-Fri (other than public holidays))

If calling from within the US:
Call toll-free on: (800) 322-2885; or
Call collect on: (212) 929-5500
If calling from outside the US:
Call on: +1 212 929-5500
(operates 8:00 a.m. to 9:00 p.m. (New York
City time) Mon-Fri (other than publicholidays))

Yours sincerely,

Pablo Legorreta
Founder & Chief Executive Officer

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

Echo Pharma Acquisition Ltd

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove, Merrill Lynch Pierce Fenner & Smith, together with its affiliate Merrill Lynch International, both subsidiaries of Bank of America Corporation (together “BofA Merrill Lynch”) and Groton Partners are acting as financial advisors to Royalty Pharma.

ENQUIRIES

Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial advisor)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial advisor)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy (PR advisor)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR advisor)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

MacKenzie Partners (Information Agent)
Daniel Burch
Charles A. Koons
Robert C. Marese
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION

This letter is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this letter or otherwise.

The distribution of this letter in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this letter are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this letter (including without limitation nominees, trustees and custodians) and are subject to the laws of any

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

Echo Pharma Acquisition Ltd

jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This letter is for informational purposes only and is not intended to, and does not, constitute or form part of any offer (including the Increased Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this letter in any jurisdiction in contravention of applicable law or regulation.

This letter is not a substitute for the Revised Offer Document and the Revised Acceptance Documents or any other document that Royalty Pharma has filed and may file with the Securities and Exchange Commission (“SEC”) (including the Original Offer Document and the Revised Offer Document) in connection with the Revised Offer, if any. ELAN SHAREHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE INCREASED OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Increased Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Increased Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under US domestic tender offer procedures and law. In addition, the Original Offer Document, the Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgments of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document and as described in the Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Revised Offer Document, the Revised Acceptance Documents or any other document by which the Increased Offer is made.

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

Echo Pharma Acquisition Ltd

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this letter, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this letter relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management, LLP accepts responsibility for the information contained in this letter, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this letter relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this letter for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this letter and the Revised Offer Document and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Increased Offer or any other matters referred to in this letter.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this letter and the Revised Offer Document and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Increased Offer or any other matters referred to in this letter.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this letter and the Revised Offer Document and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Increased Offer or any other matters referred to in this letter.

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

Echo Pharma Acquisition Ltd

Forward-looking Statements

This letter may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this letter may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the ”business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

Echo Pharma Acquisition Ltd

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this letter constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this letter constitutes an asset valuation.

Echo Pharma Acquisition Ltd. c/o RP Management LLC
110 E 59th Street, 33rd floor
New York, NY 10022
T: 212-883-0200—F: 212-883-2260
www.royaltypharma.com
Registered Office: 70 Sir John Rogerson’s Quay, Dublin 2, Ireland
Registered in Ireland No: 525315
Directors: P Legorreta, S Gray and G Lloyd

17 June 2013 Extraordinary General Meeting

of

Elan Corporation, plc

Proxy Statement

of

Echo Pharma Acquisition Limited

This proxy statement is being furnished by Echo Pharma Acquisition Limited, a private limited company organized under the laws of Ireland (“Royalty Pharma”), in connection with the solicitation of GREEN proxies to be used at the 17 June 2013 extraordinary general meeting of Elan Corporation, plc (“Elan” or the “Company”), and at any adjournments or postponements thereof (the “EGM”). References in this proxy statement to “we”, “us” or “our” refer to Royalty Pharma. Pursuant to this proxy statement, we are soliciting proxies from the holders of Elan’s ordinary shares of €0.05 each in the capital of Elan (“Elan Shares”), including Elan Shares represented by American depositary shares (“Elan ADSs”) to take the following actions:

•	Vote AGAINST the Theravance Resolution

•	Vote AGAINST the AOP Resolution

•	Vote AGAINST the ELND005 Resolution

•	Vote AGAINST the Share Repurchase Resolution

Elan has announced that the EGM will be held at the O’Callaghan Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland on 17 June 2013 at 10:00 a.m. (Irish time). Elan has fixed the close of business on 15 June 2013 as the record date for determining the registered holders of Elan Shares entitled to vote on the Resolutions to be proposed at the EGM. Citibank, N.A., the depositary for Elan’s ADS program, has fixed 23 May 2013 as the record date for determining the registered holders of Elan ADSs entitled to vote on the Resolutions to be proposed at the EGM.

This solicitation is being made by Royalty Pharma and not on behalf of the board of directors of Elan.

After unsuccessful efforts by Royalty Pharma to engage in meaningful discussions with Elan about a possible business combination, Royalty Pharma commenced a tender offer on 2 May 2013 to purchase all of the outstanding Elan Shares, including Elan Shares represented by Elan ADSs for up to US$11.25 per share. On 23 May 2013, we increased our offer to US$12.50 per share, which delivers a compelling value proposition for Elan’s shareholders, as it represents:

•	US$4.6 billion for the Tysabri Royalty, a 42% premium to the US$3.25 billion at which Elan sold approximately half of its interest in Tysabri to Biogen;

•	a 45% premium to the Undisturbed Elan Enterprise Value; and

•	an 18% premium to the closing price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, the last trading day prior to the commencement of the offer period.

Meanwhile, the Elan board of directors has failed to maintain an appropriate balance between supporting management’s acquisition plan and their fiduciary responsibilities to Elan shareholders in respect of our increased offer. Elan has repeatedly refused to engage with Royalty Pharma, and has embarked on a “strategy” of pursuing a frenetic jumble of value destructive transactions, including one insignificant majority acquisition, minority investments, share repurchases, share issuances, debt redemptions and debt issuances in, what we consider, an obvious attempt to fend off Royalty Pharma’s offer. The most egregious of these transactions, in our opinion, is the Theravance Transaction in which Elan agreed to pay US$1 billion for selected royalties that analysts have estimated are valued at US$500-700 million.

The public disclosure also suggests that the Theravance Transaction was pursued in haste and without critical confidential information that could significantly impair the value of the assets. Despite the apparent lack of information, the Elan board of directors agreed to recommend the Theravance Transaction to Elan shareholders with no “fiduciary out” to change its recommendation, meaning the Elan board of directors must recommend the Theravance Transaction even if, for example, the value of the acquired assets is impacted by material adverse changes. Accordingly, we believe that the Elan board of directors has compromised its ability to freely advise Elan shareholders with respect to Royalty Pharma’s offer or the Theravance transaction, thereby making itself irrelevant to the shareholders’ decisions on these matters.

On 20 May 2013, Elan announced a slew of additional transactions that, in our view, present no coherent business strategy and a bizarre mix of passive royalties, one insignificant majority acquisition and puzzling minority investments. If these transactions and the Theravance Transaction are approved and consummated, all Elan’s board and management will achieved is to create a “New Elan” with one operating business that has US$76 million of annual distribution revenue from tired products in Eastern Europe and the US$3.25 billion proceeds from the Tysabri Transaction will be gone. We believe the Transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest. Accordingly, Royalty Pharma will lapse (withdraw) its Increased Offer if the Theravance Resolution or any of the other Resolutions are approved by Elan shareholders at the EGM (other than, subject to the approval of the Irish Takeover Panel, the ELND005 Resolution and the Share Repurchase Resolution).

IMPORTANT

Our increased all cash offer of $12.50 is being made upon the terms and subject to the conditions set forth in the revised offer document dated 23 May 2013 (as amended or supplemented, the “Revised Offer Document”) and the related form of acceptance and letter of transmittal (which collectively constitute the “Increased Offer”), a copy of which can be found at www.royaltypharma.com. A description of the background to the Increased Offer can be found in Appendix A to this document.

We are not soliciting proxies to approve a sale transaction involving Royalty Pharma. Except for the Increased Offer, we do not have any specific plans regarding a sale of Elan. Your vote against each of the ordinary resolutions does not obligate you to tender your shares in the Increased Offer. However, if you want to receive the cash price to be paid for Elan Shares, including Elan Shares represented by Elan ADSs, pursuant to the Increased Offer, you should separately tender your Elan Shares, including your Elan Shares represented by Elan ADSs in acceptance of the Increased Offer. This proxy statement is neither a request for the tender of shares nor an offer with respect thereto. The Increased Offer is made only by means of the Revised Offer Document and the related form of acceptance and letter of transmittal.

If you have already sent a proxy to the Elan board of directors, you may revoke that proxy and vote “AGAINST” each of the Resolutions proposed by Elan by signing, dating and mailing the enclosed GREEN proxy card.

If you have any questions or require any assistance in executing or delivering your proxy, please contact:

(If you hold Elan Shares either in certificated form or in CREST)	(If you hold Elan ADSs)

Capita Registrars (Ireland) Limited	MacKenzie Partners, Inc.

Call on: +353 1 553 0090 (operates 9:00 a.m. to 5:00 p.m. (Irish time) Mon-Fri (other than public holidays))

If calling from within the US:
Call toll-free on: (800) 322-2885; or
Call collect on: (212) 929-5500
If calling from outside the US:
Call on: +1 212 929-5500
(operates 8:00 a.m. to 9:00 p.m. (New York
City time) Mon-Fri (other than public
holidays))

REASONS TO VOTE “AGAINST” EACH OF THE RESOLUTIONS
PROPOSED BY ELAN

Royalty Pharma urges all holders of Elan Shares, including Elan Shares represented by Elan ADSs, to vote “AGAINST” each of the Resolutions proposed by Elan.

The Elan board of directors has consistently refused to engage in discussions with Royalty Pharma regarding our Offer, which Royalty Pharma first presented to Elan on 20 February 2013. Instead, Royalty Pharma has engaged in what we regard as value destructive and highly risky transactions entered into in haste.

In particular, we believe Elan grossly overpaid for the assets to be acquired in the Theravance Transaction. Elan agreed to pay US$1 billion for assets that analysts have estimated are worth US$500-700 million. In our opinion, Elan’s lack of experience in acquiring royalties led it to miss key points and attribute significant value to three unapproved products with considerable regulatory/commercial risk.

The public disclosures regarding the Theravance Transaction suggest that the transaction was pursued without critical confidential information which could significantly impair the value of the assets. Despite the apparent lack of information, the Elan board of directors has agreed to recommend the Theravance Transaction to Elan shareholders with no “fiduciary out” to change its recommendation, meaning the Elan board of directors must recommend the Theravance Transaction even if, for example, the value of the assets to be acquired is impacted by material adverse changes. If the Elan board of directors changes it recommendation with respect to the Theravance Transaction for any reason, Elan could be liable for breach of contract damages. Accordingly, we believe the Elan Board has compromised its ability to freely advise Elan shareholders regarding our Increased Offer and the Theravance Transaction, thereby making itself irrelevant to the shareholders’ decisions on these matters.

Royalty Pharma also regards the other Transactions as being overpriced and lacking any strategic coherence. We believe the AOP Transaction would provide Elan with a low quality portfolio and pipeline that focuses largely on markets with limited pricing power and lacks significant clinical differentiation, while saddling Elan with a low margin distribution business with a heavy R&D burden. We regard the ELND005 Transaction as a disguised write-off that is likely to result in a further US$70 million loss on top of US$143 million losses to date. Lastly, the Share Repurchase Transaction strikes us as ill-conceived in light of Elan’s recent US$1 billion Dutch Auction, which cleared at US$11.25 per share (a 10% discount to the price offered in the Increased Offer) and where 92% of the proceeds went to a single Elan shareholder.

Royalty Pharma believes that Elan’s defensive M&A strategy, as embodied in the Transactions, has destroyed value. After the frenetic jumble of transactions designed primarily, in our view, to fend off the Increased Offer, all Elan’s board of directors and management team will have achieved is to create a “New Elan” with one operating business that has US$76 million of annual distribution revenue from tired products in Eastern Europe.

The proceeds received from the Tysabri Transaction will be gone if the Transactions are approved and consummated. Elan’s board of directors and management team has shown its shareholders that it intends to spend the US$3.2 billion proceeds from the Tysabri Transaction on what Royalty Pharma regards as an incoherent strategy involving hastily executed, ill-conceived acquisitions and investments, a Dutch Auction where one shareholder received 92% of the proceeds, debt redemption and subsequent issuance, destroying shareholder value while incurring significant frictional costs. Ultimately, Elan’s actions have, in our view, created a huge earnings gap and the Transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest.

By contrast, Royalty Pharma’s Increased Offer delivers a compelling proposition as it represents value of US$4.6 billion for Elan’s Tysabri Royalty, a 42% premium to the US$3.25 billion price at which Elan sold approximately half of its interest in Tysabri to Biogen, and an overall premium of 45% to the Undisturbed Elan Enterprise Value. Royalty Pharma has committed to waive down the

Acceptance Threshold for the Increased Offer from 90% to 50% of the Maximum Elan Shares Affected plus one Elan Share, provided that all conditions of the Increased Offer are satisfied, fulfilled or, to the extent permitted, waived. Further details are set out in the Revised Offer Document issued by Royalty Pharma on 23 May 2013.

Accordingly, Royalty Pharma urges shareholders to:

•	Vote AGAINST the Theravance Resolution, thereby rejecting the Theravance Transaction

•	Vote AGAINST the AOP Resolution, thereby rejecting the AOP Transaction

•	Vote AGAINST the ELND005 Resolution, thereby rejecting the ELND005 Transaction

•	Vote AGAINST the Share Repurchase Resolution, thereby rejecting the Share Repurchase Program

Royalty Pharma’s Increased Offer will lapse (be withdrawn) if the Theravance Resolution or any of the other Resolutions are approved by Elan shareholders at the EGM (other than, subject to the approval of the Irish Takeover Panel, the ELND005 Resolution and the Share Repurchase Resolution).

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

Who is making this proxy solicitation?

This solicitation is being made by Echo Pharma Acquisition Limited. Echo Pharma Acquisition Limited is an Irish registered private limited company which has been incorporated to make the offer and to engage in certain related activities and has not engaged in any activities other than in connection with the offer and this proxy solicitation. The ultimate, indirect, owners of Royalty Pharma are RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP (together the “Funds”). The Funds are limited partnerships established in the State of Delaware and the Cayman Islands. RP Management, LLC, (“RP Management”) acts as investment manager to the Funds.

RP Management is the investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 38 approved and marketed products and two products pending approval.

Why are you soliciting my proxy?

We are soliciting proxies to vote “AGAINST” each of the Resolutions proposed by Elan at the EGM.

The Elan board of directors has remained unwilling to engage in meaningful discussion with us despite our compelling offer price of US$12.50 per share. At the same time, the Elan board of directors has entered into a slew of hastily negotiated transactions that we believe were motivated not by the best interests of Elan’s shareholders, but by a desire to fend off Royalty Pharma’s Increased Offer.

For what are you asking me to vote?

We are asking you for your proxy to vote as follows:

•	AGAINST the Theravance Resolution, thereby rejecting the Theravance Transaction

•	AGAINST the AOP Resolution, thereby rejecting the AOP Transaction

•	AGAINST the ELND005 Resolution, thereby rejecting the ELND005 Transaction

•	AGAINST the Share Repurchase Resolution, thereby rejecting the Share Repurchase Program

How does my vote affect the Increased Offer?

If the Theravance Resolution or any of the other Resolutions are approved by Elan shareholders at the EGM (other than, subject to the approval of the Irish Takeover Panel, the ELND005 Resolution and the Share Repurchase Resolution), Royalty Pharma will lapse (withdraw) the Increased Offer.

We are not soliciting proxies to approve a sale transaction involving Elan. Except for the Increased Offer, we do not have any specific plans regarding a sale of Elan. Your vote “AGAINST” each of the Resolutions does not obligate you to tender your Elan Shares or Elan ADSs. However, if you want to receive the US$12.50 cash price to be paid for your Elan Shares, including Elan Shares represented by Elan ADSs, pursuant to the Increased Offer, you should separately tender your Elan Shares, including Elan Shares represented by Elan ADSs, in acceptance of the Increased Offer.

What needs to happen to complete the Increased Offer?

Certain conditions need to be met in order for us to complete the Increased Offer, including:

•

None of the Theravance Resolution or any of the other Resolutions (other than, subject to the approval of the Irish Takeover Panel, the ELND005 Resolution and the Share Repurchase Resolution) having been approved at the EGM

•

Royalty Pharma receiving valid acceptances of the Increased Offer, that have not been validly withdrawn, in respect of 50% of the Maximum Elan Shares Affected plus one Elan Share, outstanding, subject to certain additional requirements

•

In addition, there are anti-trust/competition law conditions, conditions related to the Tysabri Royalty and a condition that Elan take no frustrating actions (within the meaning of Rule 21 of the Irish Takeover Rules), among others

For a complete description of the conditions that must be met in order for us to complete the Increased Offer, please refer to the Revised Offer Document.

If I vote “AGAINST” the Resolutions, am I agreeing to the sale of Elan to Royalty Pharma?

No. A vote “AGAINST” the Resolutions does not obligate you to tender your shares or constitute an agreement with respect to a business combination between Elan and us.

Who can vote at the EGM?

Elan has fixed the close of business on 15 June 2013 as the record date for determining the registered holders of Elan Shares entitled to vote on the Resolutions to be proposed at the EGM.

Citibank, N.A., the depositary for Elan’s ADS program, has fixed 23 May 2013 as the record date for determining the registered holders of Elan ADSs entitled to vote on the Resolutions to be proposed at the EGM.

If your Elan Shares are registered directly in your name in the Elan share register, you can submit your voting instructions by mail on the enclosed GREEN proxy card.

If your Elan Shares, including Elan Shares represented by Elan ADSs, are held by a broker, dealer, commercial bank, trust company or other nominee, you must provide your broker, dealer, commercial bank, trust company or other nominee with instructions to vote your Elan Shares, including Elan Shares represented by Elan ADSs. Please follow the instructions provided by your broker, dealer, commercial bank, trust company, or other nominee to direct them how to vote your Elan Shares, including Elan Shares represented by Elan ADSs, at the EGM.

What constitutes a quorum?

Three or more registered shareholders present in person or by proxy at the EGM, being holders of not less than one-third of the issued Elan Shares, including Elan Shares represented by Elan ADSs, shall constitute a quorum.

What is the vote required with respect to each of the Resolutions?

Each of the Resolutions will fail if it does not receive support of a majority of the votes cast by holders of Elan Shares, including Elan Shares represented by Elan ADSs, outstanding as of the record date and entitled to vote, assuming a quorum is present. Consequently, as long as a quorum is present, a failure to vote, an abstention from voting or a broker on-vote will have no effect on the proposal to approve the Resolutions.

What should I do to vote “AGAINST” each of the Resolutions?

You can vote your Elan Shares, including Elan Shares represented by Elan ADSs, “AGAINST” each of the Resolutions in one of four ways:

By Mail. Sign, date and promptly mail the enclosed GREEN proxy or voting instruction card in the enclosed postage-paid envelope.

In Person. Written ballots should be available from Elan at the EGM. Nonetheless, to ensure that your shares are represented, we urge you to submit a proxy in advance of the EGM by promptly returning the GREEN proxy card by mail. Registered shareholders may always attend the EGM and vote in person if they wish. However, registered shareholders who have mailed GREEN proxy cards or transmitted their voting instructions by telephone or the Internet and who also attend the EGM do not need to vote again unless they wish to revoke their proxy and change their vote. Registered shareholders whose Elan Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee must obtain a proxy, executed in such shareholder’s favor, from the nominee in order for such shareholders to vote their Elan Shares in person at the EGM. Please contact Capita Registrars (Ireland) Limited at +353 1 553 0090, if you have questions or need assistance in obtaining a legal proxy. If you plan to attend the EGM in person, please carefully note the procedures for admission to the EGM that Elan has set forth in its offering circular. Holders of Elan ADSs are not entitled to attend in person at the EGM.

We urge you NOT to sign or return Elan’s proxy card or otherwise provide proxies sent to you by Elan, even as a protest vote. If you have already done so, you may revoke your previously signed proxy by signing and returning a later dated GREEN proxy card in the enclosed postage-paid envelope, or by delivering a written notice of revocation to Royalty Pharma, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or to Royalty Pharma, c/o Capita Registrars, 2 Grand Canal Square, Dublin 2, Ireland, or to the Secretary of Elan. Only your latest dated proxy delivered by the cut-off time or your vote in person at the EGM will be counted.

If my Elan Shares, including Elan Shares represented by Elan ADSs, are held in “street name” by my broker, dealer, commercial bank, trust company or other nominee, will they vote my Elan Shares, including Elan Shares represented by Elan ADSs, for me?

Your broker, dealer, commercial bank, trust company or other nominee typically will not vote your Elan Shares, including Elan Shares represented by Elan ADSs, on your behalf with respect to the Resolutions unless you provide instructions on how to vote. You should follow the instructions set forth in the voting instruction card regarding how to instruct your broker, dealer, commercial bank, trust company or other nominee to vote your Elan Shares, including Elan Shares represented by Elan ADSs, on each of the Resolutions.

We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Royalty Pharma, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

What will happen if the Transactions are not approved by the Elan shareholders?

If the Theravance Resolution is not approved by Elan shareholders, the Theravance Transaction will not be put into effect and a break fee of US$10 million will be payable to Theravance. If the AOP Resolution is not passed by Elan shareholders, the AOP Transaction will not be put into effect and a break fee of €5 million (approximately US$6 million) will be payable to Dr. Widmann (the current shareholder of AOP). If any of the Transactions (other than the Share Repurchase Program) are not approved, the notes issued in the Bond Offer will be redeemed and the proceeds of the Bond Offer will be released from escrow back to the holders of such notes, together with accrued and unpaid interest of approximate US$3 million.

Whom should I call if I have questions about the solicitation?

If you are a holder of Elan Shares, please call Capita Registrars (Ireland) Limited at +353 1 553 0090

If you are a holder of Elan ADSs, please call our proxy solicitor MacKenzie Partners, Inc. toll free at (800) 322-2885 or collect at (212) 929-5500.

Important Dates and Times

Event	Time and/or date

Publication of Royalty Pharma’s original offer document; beginning of the initial offer period	2 May 2013

Publication of the Revised Offer Document	23 May 2013

Publication of this document	31 May 2013

Latest time and date for holders of Elan Shares, including Elan Shares represented by Elan ADSs to accept the Increased Offer and end the initial offer period (unless extended) as at the date of this document

1:00 p.m. (Irish time) / 8:00 a.m. (New York time) on 6 June 2013

Latest time and date for the receipt of proxies representing registered holder of Elan ADSs[1]	3:00 p.m. (New York time) on 13 June 2013

Latest time and date for receipt of proxies representing registered holders of Elan Shares	10:00 a.m. (Irish time) on 15 June 2013

Extraordinary General Meeting of Elan	10:00 a.m. (Irish time) on 17 June 2013

Last date on which the Increased Offer may be further revised	17 June 2013

Latest possible time and date to which the initial offer period may be extended and for holders of Elan Shares, including Elan Shares represented by Elan ADSs, to accept the Increased Offer	5:00 p.m (Irish time) / 12:00 noon (New York time) on 1 July 2013

Payment of consideration to holders of Elan Shares, including Elan Shares represented by Elan ADSs, who accept during the initial offer period	Not later than 14 days after the date on which the Increased Offer is declared unconditional in all respects

[1] Receipt by the ADS Depositary, Citibank, N.A.

Proposal 1:  Theravance Resolution

Elan has proposed “that the entry by the Company into the Theravance Transaction be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the Theravance Transaction into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.”

Royalty Pharma strongly recommends that you vote “AGAINST” the Theravance Resolution.

Description of Transaction

On 12 May 2013, Elan entered into the Theravance Royalty Participation Agreement pursuant to which Elan will purchase a participation interest in potential future royalty payments related to certain Royalty Interest Products each of which is a treatment or a potential treatment for COPD and/or asthma. Under the terms of the Theravance Royalty Participation Agreement, Elan will make a one-time cash payment of US$1.0 billion to Theravance in exchange for a 21% participation interest in the potential future royalty payments from the Royalty Interest Products earned by Theravance when, as and if received.

The Theravance Transaction is subject to the satisfaction or waiver of certain conditions, including (i) the approval of Elan Shareholders, (ii) the absence of laws or governmental orders that prevent the closing of the Theravance Transaction, (iii) the establishment of a Theravance subsidiary that will receive the covered royalty payments, and (iv) other customary conditions.

If Elan Shareholder approval is not obtained, Elan breaches any of its undertakings relating to the holding of the shareholder meeting, or certain other conditions are not met (including if the closing of the Theravance Transaction is prevented by a law or governmental order), then Elan will be required to pay Theravance a US$10 million break fee.

Our Response

We believe Elan grossly overpaid for the assets to be acquired in the Theravance Transaction, and our belief is supported by certain analysts who estimate that Elan overpaid by US$300-500 million. In our opinion, Elan’s lack of experience in acquiring royalties led it to miss key points and attribute significant value to three unapproved products with considerable regulatory/commercial risk.

In addition, the public disclosures regarding the Theravance Transaction suggest that the transaction was pursued without critical confidential information which could significantly impair the value of the assets. Despite the apparent lack of information, the Elan board of directors has agreed to recommend the Theravance Transaction to the Elan shareholders with no “fiduciary out” to change its recommendation, meaning the Elan board of directors must recommend the Theravance Transaction even if, for example, the value of the assets to be acquired is impacted by material adverse changes. If the Elan board of directors changes it recommendation with respect to the Theravance Transaction for any reason, Elan would be liable for breach of contract damages. Accordingly, we believe the Elan Board has compromised its ability to freely advise Elan shareholders regarding the Increased Offer and the Theravance Transaction, thereby making itself irrelevant to the shareholders’ decisions on these matters.

If the Theravance Resolution is approved at the EGM, Royalty Pharma will lapse (withdraw) the Increased Offer.

Royalty Pharma strongly recommends that you vote “AGAINST” the Theravance Resolution.

Proposal 2:  AOP Resolution

Elan has proposed “that the entry by the Company into the AOP Transaction be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the AOP Transaction into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing”

Royalty Pharma strongly recommends that you vote “AGAINST” the AOP Resolution.

Description of Transaction

On 19 May 2013, Elan and SASR, a newly formed subsidiary of Elan, entered into the AOP Share Purchase Agreement for its pending purchase of AOP. AOP researches, develops, produces and distributes drugs and administration methods for rare diseases, focusing on hematology and oncology, cardiology and pulmonology, neurology and psychiatry, and metabolic and genetic disorders.

The consideration payable under the AOP Share Purchase Agreement consists of an initial purchase price of €263.5 million (approximately US$339 million), composed of €175.7 million in cash (approximately US$226 million) and €87.8 million (approximately US$113 million) of Elan Shares, each deliverable at closing. There are also potential post-closing milestone payments of up to €270 million (approximately US$347 million) that could become payable by Elan on the advancement of certain late stage clinical programs to filing and regulatory acceptance (2014-2018 time frame). In addition, even in the absence of regulatory acceptance, 75% of the potential post-closing milestone payments could become payable by Elan if a program is abandoned prior to 31 December 2017 for reasons other than clinical failure.

Completion of the AOP Transaction is subject to a number of conditions precedent, including (i) the approval of Elan Shareholders, (ii) that there have been no material adverse events between signing of the AOP Share Purchase Agreement and closing of the AOP Transaction, (iii) obtaining certain third party consents and (iv) delivery of audited financial statements for AOP for the year ended 31 December 2012. The AOP Transaction is subject to termination if these conditions are not fulfilled by 1 August 2013. Elan is entitled to waive any of these conditions at its sole discretion, other than the receipt of Elan Shareholder approval.

If closing does not occur by 1 August 2013 due to a failure by Elan to obtain Shareholder approval, Elan will be required to pay a break fee of €5 million (approximately US$6 million).

Our Response

In its haste to deter the Increased Offer, we believe Elan agreed to overpay for AOP. The AOP Transaction, in our view, would provide Elan with a low quality portfolio and pipeline that focuses largely on markets with limited pricing power and lacks significant clinical differentiation, while saddling Elan with a low margin distribution business with a heavy R&D burden.

If the AOP Resolution is approved at the EGM, Royalty Pharma will lapse (withdraw) the Increased Offer.

Royalty Pharma strongly recommends that you vote “AGAINST” the AOP Resolution.

Proposal 3:  ELND005 Resolution

Elan has proposed “that the entry by the Company into the ELND005 Transaction be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the ELND005 Transaction into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.”

Royalty Pharma strongly recommends that you vote “AGAINST” the ELND005 Resolution.

Description of Transaction

On 19 May 2013 Elan, through its wholly owned subsidiary, EPIL, entered into the ELND005 Transaction Agreement with Nerano (an Irish incorporated company controlled by Mr. Seamus Mulligan) pursuant to which Elan agreed to transfer the intellectual property and other assets related to ELND005 (scyllo-inositol) to a newly-formed company, Speranza Biopharma. Pursuant to the ELND005 Transaction Agreement, Elan will also transfer the Transition Collaboration Agreement to Speranza Biopharma. Elan has agreed to contribute US$63.0 million to Speranza Biopharma, which may only be used to fund the ELND005 Business, and to advance a further US$7.0 million to Speranza Biopharma as a 10 year interest free loan. Nerano will also extend a US$20.0 million 10 year interest free loan to Speranza Biopharma. Pursuant to the ELND005 Transaction Agreement, EPIL will retain liabilities and claims relating to the ELND005 Business arising prior to the closing of the ELND005 Transaction and Speranza Biopharma will assume liabilities and claims relating to the ELND005 Business arising after the closing of the ELND005 Transaction. Elan will also remain responsible for up to US$3.0 million in retention bonuses or severance payments made by Speranza Biopharma within 18 months of the ELND005 Transaction.

Speranza Therapeutics owns 100% of Speranza Biopharma. Pursuant to the ELND005 Transaction Agreement, Elan will subscribe for 18% of the shares in Speranza Therapeutics. Nerano will hold 62% of Speranza Therapeutics shares and the remaining 20% will be issued to senior management who work on the ELND005 Business and who will transfer from Elan to Speranza Biopharma. Elan’s share ownership in Speranza Therapeutics cannot be diluted below 18% or increased above 18%.

Pursuant to the ELND005 Transaction Agreement, Elan will receive royalty payments in the amount of 3% of worldwide sales of all ELND005 products (subject to reduction in the case of generic competition and other limited circumstances) as well as an option to receive exclusive commercialization rights to ELND005 products in certain territories. Elan may also receive two one-time US$200.0 million milestone payments on the occurrence of each of the following events: (i) any sale, transfer or other disposal of the Speranza Group or all or substantially all of its business (which milestone will be subject to a deduction for all future milestone payments paid to Transition by Speranza Biopharma, the maximum amount of which would be US$93 million); and (ii) attainment by the Speranza Group of worldwide annual net income of US$1.5 billion.

The ELND005 Transaction is subject to certain conditions, including (i) the approval of Elan’s Shareholders, (ii) receipt of required governmental approvals or clearances, (iii) absence of laws or governmental orders preventing completion of the ELND005 Transaction and (iv) agreement and execution of certain ancillary agreements. Either party may terminate the ELND005 Transaction Agreement if the conditions are not satisfied on or before 1 August 2013.

Nerano will nominate all members of the Speranza Therapeutics board of directors. Elan and Nerano have agreed to adopt a business purpose plan for Speranza Therapeutics, within 90 days of the consummation of the ELND005 Transaction, which will provide a general framework for Speranza Therapeutics’ business activities. However, Nerano will be responsible for all operating and financial decisions on the development and commercialization of the ELND005 compound. If the Speranza Group requires additional funding to implement the business plan, it will have the ability to require Elan and Nerano to contribute a further US$10.0 million to Speranza Biopharma to complete any clinical activities or obtain any regulatory approvals necessary under the business plan, with Elan to contribute 78% of this amount and Nerano to contribute the remaining 22%.

On or before the date that is 15 months after the consummation of the ELND005 Transaction, Elan and Nerano may terminate the business because it is not viable due to a clinical event or other determination. If this occurs, the initial shareholder loans will be repaid in the amounts of US$7.0 million to Elan and US$20.0 million to Nerano, with any remaining surplus to be paid to Elan. At any time after the date that is 15 months after the consummation of the ELND005 Transaction, if Elan and Nerano terminate the business because it is not viable, then 22% of Speranza Biopharma’s remaining net cash will be used to repay any loan made by Nerano and 78% of the remaining net cash of Speranza Biopharma will be used to repay any loan made by Elan, with any remaining surplus to be paid to Elan.

Our Response

Royalty Pharma regards this transaction as a disguised write-off, which is likely to result in a further US$70 million loss on top of US$143 million in losses to date.

Other than with the approval of the Irish Takeover Panel, Royalty Pharma will lapse (withdraw) its Increased Offer if the ELND005 Resolution is approved at the EGM.

Royalty Pharma strongly recommends that you vote “AGAINST” the ELND005 Resolution.

Proposal 4:  Share Repurchase Resolution

Elan has proposed “that the entry by the Company into the Share Repurchase Program be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the Share Repurchase Program into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.”

Royalty Pharma strongly recommends that you vote “AGAINST” the Share Repurchase Resolution.

Description of Transaction

On 20 May 2013, Elan announced its intention to launch a share repurchase program in an amount of up to US$200 million. The Share Repurchase Program would be conducted in accordance with US and Irish securities laws, the existing shareholder authority and any renewal of that authority at the annual general meeting to be held on 30 May 2013.

As the Company is in an Offer Period, the execution of the Share Repurchase Program in the Offer Period requires shareholder approval under Rule 4.1(f) of the Irish Takeover Rules. Accordingly, Elan shareholders are being asked to approve the Share Repurchase Program and the purchase of Shares by the Company in the Offer Period in accordance with existing and future shareholder authorities granted pursuant to the provisions of Part XI of the Irish Companies Act 1990.

Our Response

We fail to understand why another share repurchase is advisable given that Elan recently completed a US$1 billion Dutch Auction, which cleared at US$11.25 per share (a 10% discount to the Increased Offer price) and where one Elan shareholder received 92% of the proceeds. In addition, we fail to understand the rationale for launching another share repurchase at the same time as the €87.8 million (approximately US$113 million) share issuance contemplated in connection with the AOP Transaction.

The Share Repurchase Program and the other Transactions have, in our view, created a huge earnings gap and the Transactions do not come close to replacing the quantity or quality of earnings that Elan gave up by selling half of its Tysabri interest.

Other than with the approval of the Irish Takeover Panel, Royalty Pharma will lapse (withdraw) its Increased Offer if the Share Repurchase Resolution is approved at the EGM.

Royalty Pharma strongly recommends that you vote “AGAINST” the Share Repurchase Resolution.

Appendix A – Background to the Increased Offer

Representatives of RP Management and Elan have met on numerous occasions over the past few years. In those meetings, the parties have from time to time discussed ways in which they might work together, including potential joint acquisitions and transactions in which RP Management might acquire certain assets Elan was disposing of.

Discussions between Royalty Pharma and Elan regarding Acorda disclosed by Elan in its Defence Document were, under the terms of a signed confidentiality agreement, confidential. Royalty Pharma never expressed an interest in acquiring Acorda itself. Royalty Pharma’s only interest was in potentially acquiring a royalty on Ampyra.

In August 2012, following the failure of bapineuzumab, Kelly Martin, the Chief Executive Officer of Elan, contacted Pablo Legorreta, the Chief Executive Officer of RP Management, to arrange a meeting. At a meeting held on 6 September 2012 between Mr. Martin and Mr. Legorreta the parties discussed more specifically ways in which they might be able to work together, including possibly combining their two businesses. One topic that was discussed was RP Management’s potential interest in becoming a public company. The parties noted that an acquisition of RP Management by Elan represented a potential means to that end. At the conclusion of that meeting, the two parties agreed to conduct further analysis of potential business combination strategies and meet again.

On 11 October 2012, Messrs. Martin, Legorreta and other representatives of both parties including Robert Ingram, the Chairman of Elan, and Rory Riggs, RP Management’s Chairman, met again. At that meeting, Mr. Legorreta made a presentation to Messrs. Martin and Ingram that detailed RP Management’s business, size and financial capabilities. During this presentation, RP Management noted its expertise in the multiple sclerosis market in general and its familiarity with and admiration for and interest in Tysabri in particular. Mr. Legorreta also noted that Elan’s interest in Tysabri was very similar to a royalty, and as such was very attractive to RP Management. Messrs. Ingram and Martin expressed admiration for RP Management’s business model. At that meeting, Mr. Legorreta indicated that taking RP Management public had become a lower priority and that, based on his analysis, he believed RP Management’s market value was substantially larger than Elan’s. Accordingly, Mr. Legorreta indicated that he would like to discuss a potential acquisition of Elan by RP Management. Messrs. Martin and Ingram agreed to give the possibility some thought and respond in due course.

In all discussions with Elan about a potential business combination with Royalty Pharma, whether as a private or publicly traded company, Royalty Pharma always assumed it would be the party in control after the combination due to its higher valuation, profitability and growth rate.

The first discussion of the possibility of a take-private of Elan took place with the Chairman of the Board of Directors of Elan present in order to avoid any perceived conflict of interest.

In November 2012, Messrs. Martin and Legorreta, met and spoke on the telephone on multiple occasions. During these meetings and telephone conversations, the parties discussed numerous topics relating to an acquisition of Elan by RP Management, including potential management roles.

In late November 2012, Mr. Martin indicated to Mr. Legorreta that RP Management’s interest in acquiring Elan would be discussed at a meeting of the Elan Board in early December 2012.

On 9 December 2012, Mr. Martin indicated to Mr. Legorreta that the Elan Board had decided that it wished to pursue other strategic opportunities and did not wish to pursue a potential acquisition of Elan by RP Management at that time. Mr. Martin also expressed his interest in re-opening a discussion around the possibility of Elan acquiring RP Management.

On 17 December 2012, Messrs. Martin and Legorreta met again. At that meeting, Mr. Legorreta expressed his continuing interest in acquiring Elan, and Mr. Martin indicated that Elan was instead focused on potential acquisitions.

On 6 February 2013, Elan and Biogen announced the Tysabri Transaction, in which Elan and Biogen restructured their interests in Tysabri. Royalty Pharma believes that Elan sold approximately

50% of its interest in Tysabri to Biogen in the Tysabri Transaction for US$3.25 billion. This would imply a residual value of US$3.25 billion for the retained Tysabri Royalty.

Despite Mr. Legorreta’s repeated efforts dating back to October 2012 to engage with Messrs. Martin and Ingram regarding RP Management’s interest in acquiring Elan, at no time in the period prior to the 6 February 2013 announcement of the Tysabri Transaction did Messrs. Ingram or Martin, or representatives of Citibank and Ondra Partners, Elan’s financial advisers in the Tysabri Transaction, notify RP Management that they were considering selling a portion of Elan’s interest in Tysabri or solicit an offer from RP Management in order to determine what RP Management might be willing to pay for all or a portion of Elan’s interest in Tysabri, or for Elan itself.

On 18 February 2013, Mr. Legorreta called Mr. Ingram to inform him that RP Management wished to make an offer to acquire Elan and to request an in-person meeting. Mr. Ingram indicated that he could meet for breakfast on 20 February 2013 in California where he would be for another meeting.

Mr. Legorreta and other representatives of RP Management flew to California to meet with Mr. Ingram and John Given, Elan’s general counsel, on the morning of Wednesday, 20 February 2013. At that meeting, Mr. Legorreta outlined the terms of Royalty Pharma’s indicative offer to acquire Elan for US$11.00 per share and delivered a letter describing that indicative offer. Mr. Ingram indicated that he would need at least 10 days to consider the proposal. Mr. Legorreta indicated that the Irish Takeover Panel was requiring a public announcement of RP Management’s indicative offer by no later than Monday, 25 February 2013 and asked whether Mr. Ingram would consider making a joint announcement that the parties were engaged in discussions regarding a possible acquisition of Elan by RP Management. Mr. Ingram took the request and the indicative offer letter under advisement. Following the meeting, a representative of RP Management sent Mr. Given an electronic copy of the indicative offer letter and offered to have a call to discuss any questions.

Since the 20 February 2013 meeting, none of Messrs. Ingram, Martin or Given have replied to Mr. Legorreta’s calls or emails or otherwise contacted Mr. Legorreta or other representatives of RP Management by any means.

On Friday 22 February 2013, two days after the 20 February 2013 meeting and one Business Day before the day Mr. Legorreta had indicated RP Management would be required to make a public announcement of its indicative offer, Elan made a public announcement reiterating its acquisition strategy and announcing that it would repurchase part of its issued shares for US$1 billion.

On 25 February 2013, RP Management publicly announced that it had made an indicative offer to acquire the entire issued and to be issued share capital of Elan at a price of US$11.00 per Elan Share (including Elan Shares represented by Elan ADSs). Prior to the announcement, Mr. Legorreta called and emailed Mr. Ingram to let him know that the announcement was coming. Mr. Ingram did not take or return his call or email. The Elan Board made a public statement characterizing the RP Management indicative offer as “heavily conditional” and, despite the discussions dating back to October 2012, noting, in its view, the “highly opportunistic timing of the announcement by Royalty Pharma”. Mr. Martin was later quoted as saying “we don’t see Royalty Pharma as a credible counterparty to have any strategic discussions with. We’re not looking for any price”.

On 4 March 2013, Elan announced that it would pay a dividend of 20% of the cash flow from the Tysabri Royalty. The payment of any such dividend is subject to the approval of the Elan Board in each instance.

On 11 March 2013, Elan announced the terms of its US$1 billion share repurchase program, structured as a Dutch Auction, subject to Elan Stockholder approval at a meeting to be held on 12 April 2013.

On 2 April 2013, the Tysabri Transaction closed.

On 12 April 2013, Elan shareholders approved the Dutch Auction.

On 15 April 2013, Royalty Pharma made the Firm Announcement indicating that it was commencing a firm, fully-financed offer (a) at US$12.00 per share if the Dutch Auction cleared at US$11.75 or US$12.00 per share, (b) at the Dutch Auction clearing price if the Dutch Auction cleared at US$11.25 or US$11.50, and (c) at US$11.00 per share if the Dutch Auction cleared at more than US$12.00 per share. Prior to the announcement, Mr. Legorreta called and emailed Mr. Ingram to let him know that the announcement was coming. Mr. Ingram did not take or return his call or email. Under the terms of the offer as so announced, the consideration would be payable wholly in cash in the event that a balance sheet confirmation requirement (as described in the Original Offer Document) was satisfied, and in the event it was not, by the reduction of the cash element by US$1.00 per share and the issue of net cash rights (as described in the Original Offer Document) in place thereof.

As a result of the Elan Board’s refusal to engage with Royalty Pharma or to allow it to conduct a limited and customary due diligence review, Royalty Pharma was forced to announce its Original Offer solely on the basis of publicly available information. Given no access to due diligence and the uncertainties introduced by the Dutch Auction, Royalty Pharma structured its Original Offer such that the offer price was dependent on the outcome of the Dutch Auction and a balance sheet confirmation requirement (as described in the Original Offer Document).

On 18 April 2013, Elan announced the results of the Dutch Auction, including that the Dutch Auction had cleared at US$11.25 per share.

On 2 May 2013, Royalty Pharma dispatched the Original Offer Document to Elan Stockholders.

As per the terms of the Firm Announcement, Royalty Pharma’s original offer price per Elan Share (including each Elan Share represented by an Elan ADS), was as set out in paragraph 2 (The Offer) of the letter from the Chairman of Royalty Pharma contained in the Original Offer Document.

The Original Offer price reflected Elan’s US$1 billion Dutch Auction clearing price of US$11.25 per Elan Share, the lowest possible price in the range set by the Elan Board. Royalty Pharma believes this clearing price validates Royalty Pharma’s earlier statement that the Dutch Auction price range was set artificially high. Of the 22 share repurchases by companies (listed on NYSE or NASDAQ with a market cap above US$500 million) that used a Dutch auction process in the last two years, only Elan’s Dutch Auction and one other cleared at the bottom of the range. Eleven of these cleared at the highest price of their respective ranges, eight others cleared at or above the mid-point, and one below the mid-point of their respective ranges.

Notably, Johnson & Johnson (“J&J”), a highly respected pharmaceutical company and Elan’s largest shareholder, tendered all its Elan Shares into the Dutch Auction and sold at US$11.25, the lowest possible price in the range set by the Elan Board. Though some may wish to disregard J&J’s sale of its Elan Shares as a benchmark for the value of Elan and the royalty on Tysabri held by Elan, Royalty Pharma considers this transaction to be extremely relevant in this regard, particularly given that J&J’s investment, at US$11.25 per share, was worth US$1.2bn. J&J’s actions speak volumes.

In the past three months, three knowledgeable pharmaceutical companies (Elan, Biogen and J&J) have taken a view on the value of Tysabri, Elan’s key asset, in transactions worth billions of dollars. Royalty Pharma believes that Elan sold approximately half of its economics as well as complete operational control of Tysabri to Biogen for US$3.25 billion. Royalty Pharma presumes Elan’s management and board concluded that the US$3.25 billion price was fair to Elan’s shareholders. Elan’s remaining interest in Tysabri, now in the form of a royalty, is Elan’s only important asset other than cash. J&J was clearly willing to accept US$11.25 per Elan Share, the lowest price in the Dutch Auction, for its Elan Shares and, by implication, the Tysabri Royalty. Royalty Pharma believes that the implied value of the Tysabri Royalty at US$11.25 per Elan Share is approximately US$3.9 billion. Royalty Pharma further believes these transactions provide essential valuation benchmarks for the Tysabri Royalty that cannot be ignored.

Royalty Pharma also believes that:

•	the Dutch Auction was an attempt to frustrate Royalty Pharma’s Offer—but in the end, all it achieved was to return 92% of the US$1 billion Dutch Auction proceeds to a single shareholder;

•	Elan shareholders should welcome Royalty Pharma’s Offer, which fairly reflects the underlying value of the Tysabri royalty;

•	the alternative to Royalty Pharma’s Offer is for Elan shareholders to accept the risks of Elan management’s “blind pool” acquisition strategy; and

•	absent Royalty Pharma’s Offer, the Elan Stock Price will trade well below the Dutch Auction strike price.

Royalty Pharma also notes that at the time of Royalty Pharma’s Rule 2.4 announcement that it had made an indicative offer for Elan on 25 February 2013, Elan’s 10 largest shareholders held approximately 401 million Elan Shares (including those represented by Elan ADSs) representing approximately 67% of Elan’s issued share capital as at that date. Based on regulatory disclosures, by 20 May 2013, the same 10 largest shareholders had sold by that date in the aggregate approximately 131 million Elan Shares (including those represented by ADSs) representing approximately 26% of Elan’s current issued share capital and approximately 33% of their 24 February 2013 holdings—all at prices ranging from US$10.43 to US$12.35 per share, well below Royalty Pharma’s Increased Offer Price of US$12.50 per share.*

Royalty Pharma has offered on several occasions to have constructive dialogue with Elan on the Proposal. Elan has refused to respond to those offers. Royalty Pharma is disappointed that the Elan Board has not engaged with it or allowed it to conduct a limited and customary due diligence review.

On 13 May 2013, Elan announced that it had entered into the Theravance Agreement. The Theravance Agreement was filed with the SEC on Form 6-K on 17 May 2013. The Theravance Transaction remains subject to approval by Elan Stockholders at the Elan EGM. Elan has announced that it intends to convene the Elan EGM on 17 June 2013.

On 15 May, Elan published the Defence Document.

On 20 May, Elan announced the Transactions (other than the Theravance Transaction).

On 20 May 2013, Royalty Pharma announced the terms of the Increased Offer for the entire issued and to be issued share capital of Elan. Royalty Pharma also announced that it reserved its right to waive down the Acceptance Threshold for the Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share and that it would update Elan Stockholders in this regard in this document.

Further to its announcement made on 20 May 2013, Royalty Pharma dispatched the Revised Offer Document containing the Increased Offer and confirmed that it has committed to waive down the Acceptance Threshold to 50% of the Maximum Elan Shares Affected plus one Elan Share, provided that all of the conditions in the Increased Offer are satisfied, fulfilled or, to the extent permitted, waived.

On 27 May 2013, Elan dispatched its offering circular soliciting proxies with respect to the Transactions.

* Includes all trades in Elan ADSs and Elan Shares (the price of Elan Shares traded in euro have been converted into US dollars using the exchange rate at the close of business on the day of the disclosed trades. Based on an analysis of Rule 8.3 disclosure as at 21 May 2013.

Appendix B – Additional Defined Terms

The following definitions apply throughout this document, unless the context requires otherwise:

“ADS Holders”	holders of ADSs

“AOP”	AOP Orphan Pharmaceuticals Aktiengesellschaft, an Austrian pharmaceutical company specialising in orphan and rare diseases

“AOP Resolution”	the ordinary resolution with respect to the approval of the AOP Transaction

“AOP Share Purchase Agreement”	share purchase agreement dated 19 May 2013 between Elan, Dr. Rudolf Stefan Widmann and SASR to purchase the entire issued share capital of AOP

“AOP Transaction”	the agreement by the Company to purchase the entire issued share capital of AOP

“Biogen”	Biogen Idec Inc.

“Bond Offer”	the offer of the senior notes due 2021 by Elan Finance plc and Elan Finance Corp. as more particularly described in a preliminary offering memorandum dated 20 May 2013

“COPD”	chronic obstructive pulmonary disease

“CREST”

the relevant system (as defined in the Companies Act 1990 (Uncertificated Securities) Regulations 1996 of Ireland (as amended)), enabling title to securities to be evidenced and transferred in dematerialised form operated by CrestCo Limited

“Directors”	the board of directors of Elan

“Dutch Auction”

means the tender offer to Elan Stockholders to purchase Elan Shares (including Elan Shares represented by Elan ADSs) announced by Elan on 11 March 2013 the terms of which are set out in the circular issued to Elan shareholders on such date

“EBITDA”	earnings before interest, taxes, depreciation and amortization

“Elan Group”	mean Elan and its subsidiaries and subsidiary undertakings, and “member of the Elan Group” means any one of them

“ELND005 Business” or “Speranza Business”	the research, development, manufacture and commercialization of ELND005

“ELND005 Resolution”	the ordinary resolution with respect to the approval of the ELND005 Transaction

“ELND005 Transaction”	the disposal by the Company of the ELND005 Business

“ELND005 Transaction Agreement”	the transaction agreement dated 19 May 2013 between Elan and Nerano to dispose of the ELND005 Business

“EPIL”	Elan Pharma International Limited

“€”	the legal currency of Ireland

“EGM”

the extraordinary general meeting of the Company to be held on 17 June 2013 at 10:00 a.m. (Irish time) at the O’Callaghan Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland (and any adjournment thereof)

“Glaxo”	Glaxo Group Limited

“Irish Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended)

“Nerano”	Nerano Pharma Limited

“Offer”	means the Original Offer (including where the context so requires, any subsequent revision, variation, extension or renewal of the Original Offer, including in connection with the Increased Offer)

“Offer Period”	the period commencing on, and including, 25 February 2013 and ending on such date as the Irish Takeover Rules provide or the Irish Takeover Panel otherwise may decide

“Ordinary Shares”	ordinary shares of €0.05 each in the capital of the Company

“Original Offer Document”	means the offer document dated 2 May 2013 in connection with the Original Offer, pursuant to which Royalty Pharma made the Original Offer

“Irish Takeover Panel”	the Irish Takeover Panel

“R&D”	research and development

“Register”	the register of members of the Company

“Registrars”	the Company’s registrar, being Computershare Investor Services(Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland

“Resolutions”	the Theravance Resolution, the ELND005 Resolution, the AOP Resolution and the Share Repurchase Resolution, each being a “Resolution”

“Revised Acceptance Documents”

means the Revised Form of Acceptance, the Revised Letter of Transmittal and any other form of acceptance document to be issued by Royalty Pharma in connection with the acceptance of the Increased Offer, and “Revised Acceptance Document” means any of them

“Royalty Interest Products”	the four respiratory programs under partnership between Theravance and Glaxo, being (1) RELVAR™ ELLIPTA™/BREO™ ELLIPTA™, (2) ANORO™ ELLIPTA™, (3) MABA ’081, and (4) vilanterol (VI) monotherapy

“SASR”	SASR Neunundvierzigste Beteiligungsverwaltung GmbH

“Shareholders” or “Elan shareholders”	holders of Elan Shares and/or Elan ADSs

“Share Repurchase Program”	a share repurchase program with respect to the Shares of the Company, in an amount of up to US$200 million

“Share Repurchase Resolution”	the ordinary resolution with respect to the approval of the Share Repurchase Program

“Speranza Biopharma”	Speranza Biopharma Limited

“Speranza Group” or “Speranza”	Speranza Therapeutics Limited together with Speranza Biopharma Limited

“Speranza Therapeutics”	Speranza Therapeutics Limited

“Theravance”	Theravance, Inc.

“Theravance Resolution”	the ordinary resolution with respect to the approval of the Theravance Transaction

“Theravance Royalty Participation Agreement”	the Royalty participation agreement between Elan and Theravance dated 12 May 2013 pursuant to which Elan will purchase a participation interest in potential future royalty payments

“Theravance Transaction”

the transaction with Theravance pursuant to which Elan will make a one-time cash payment of US$1.0 billion to Theravance in exchange for a 21% participation interest in the potential future royalty payments from the Royalty Interest Products earned by Theravance, when, as and if received

“Transactions”	the AOP Transaction, the Theravance Transaction, the ELND005 Transaction, the Share Repurchase Program, each being a “Transaction”

“Transition”	Transition Therapeutics, Inc.

“Transition Collaboration Agreement”	collaboration agreement between Elan and Waratah Pharmaceuticals dated 25 September 2006, as amended

“Tysabri Royalty”	Means the royalty in respect of the global sales of Tysabri payable to the Elan Group in accordance with the terms of the agreement in relation to the Tysabri Transaction

“Tysabri Transaction”

the transfer to Biogen Idec International Holding Ltd., an affiliate of Biogen Idec, of all of Elan’s interest in the intellectual property and other assets related to the development, manufacturing and commercialization of Tysabri

“Undisturbed Elan Enterprise Value”	means the enterprise value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013

“Undisturbed Elan Equity Value”	means the fully diluted equity value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013

“Undisturbed Elan Stock Price”

means the closing price of Elan ADSs on the New York Stock Exchange on 15 February 2013 (the last trading day prior to RP Management contacting Elan’s Chairman regarding the indicative proposal made to acquire the entire issued and to be issued share capital of Elan at a price of US$11.00 for every Elan Share and Elan ADS), being US$10.35

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US dollar” or “USD” or “US$”	the lawful currency of the United States

Unless the context otherwise requires, additional capitalized terms used in this document have the meanings given to such terms in the Revised Offer Document. The sources of information and basis of calculation for certain of the statements made in this document are contained in the Revised Offer Document and the Royalty Pharma presentation published on 28 May 2013, both of which are available on the website www.royaltypharma.com.